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                               Allstate Financial
                           Law & Regulation Department
                           2775 Sanders Road, Suite A3
                           Northbrook, Illinois 60062

                         Direct Dial Number 847 402-5319
                             Facsimile 847 326-7524
                            E-Mail cnguk@allstate.com

March 13, 2007

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Allstate Life Insurance Company of New York
    Annual Report on Form 10-K for the year ended December 31, 2006 File No. 333-100029

Commissioners:

Transmitted with this letter for filing on behalf of Allstate Life Insurance Company of New York ("Allstate Life of New York") is Allstate Life of New York's Annual Report on Form 10-K for the year ended December 31, 2006. Please note that the Annual Report indicates a single file number that is the same as the file number for Allstate Life of New York's most recent Form S-3 registration statement effective under the Securities Act of 1933 (the "1933 Act"). Allstate Life of New York has several filings under the 1933 Act that have required the filing of reports under the Securities Exchange Act of 1934 (the "1934 Act") pursuant to Section 15(d). The use of the file number for the most recent such registration statement for purposes of Allstate Life of New York's filings under the 1934 Act, such as Form 10-K and Form 10-Q reports, was discussed and cleared with the Commission's Office of Filings and Information Services by our special counsel, Foley & Lardner, on March 1, 2001.

If you have any questions about this filing please contact the undersigned at
(847) 402-5319.

Sincerely,


/s/ CINDY NGUYEN
------------------------------------
CINDY NGUYEN
Assistant Counsel
Encl.